Exhibit 12.1
GETTY REALTY CORP.
STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES
(in thousands)

	2009	2008	2007	2006	2005

Earnings:
Earnings before income taxes and discontinued operations	$41,424	$38,767	$27,842	$41,627	$44,340

Add fixed charges:
Interest expense	5,091	7,034	7,760	3,527	1,765

Earnings	$46,515	$45,801	$35,602	$45,154	$46,105

Fixed charges — interest expense	$5,091	$7,034	$7,760	$3,527	$1,765

Ratio of Earnings to Fixed Charges	9.14x	6.51x	4.59x	12.80x	26.12x